December 21, 2006
Via FedEx: 7906.3474.4880
Via EDGAR
Securities and Exchange Commission
One Solution Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Attn:	Chris White Craig Wilson

Re:	Network Appliance

Review of Form 10-K for the fiscal year ended April 30, 2005, filed on July 8, 2005,

and Forms 8-K, filed August 17, 2005 and November 16, 2005

File No. 000-27130
Ladies and Gentlemen:
     Network Appliance (the “Company”) submits this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated November 15, 2006 relating to the Company’s Form 10-K for the fiscal year ended April 30, 2005, filed July 8, 2005, and Forms 8-K filed on August 17, 2005 and November 16, 2005.

     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.
     Form 10-K for the Fiscal Year Ended April 30, 2005
     Critical Accounting Estimates and Policies, page 36
1.	We note the planned revisions to your critical accounting estimates and policies in response to prior comment number 2. Your response indicates there are material estimates and/or judgments in determining whether VSOE can be established for the undelivered elements in your arrangements. Consider revising future filings to discuss these estimates and/or judgments and the assumptions you apply when determining that you have established VSOE of fair value for the undelivered elements in your arrangements .

The Company advises the Staff in future filings we will consider further discussion of estimates and/or judgments and assumptions that we apply.
     Note 2. Significant Accounting Policies
     Revenue Recognition and Allowances, page 65
2.	We note your response to prior comment number 8, which indicates that you are not aware of any authoritative accounting literature that provides guidance regarding the concentration in pricing that is required before a vendor can reasonably conclude that VSOE of fair value exists. However, your response to comment number 7 from your May 31, 2006 letter states that you analyze separate sales transactions to determine whether your pricing is sufficiently concentrated to enable you to establish VSOE of fair value for your undelivered elements. We further note that “in all cases where [you] believe VSOE is required to establish fair value, more that 75 percent above and below the midpoint of the range that contains the highest number of separate sales transactions.” Therefore, based on your responses, it appears your accounting policy considered the concentration of pricing of separate sales to determine whether VSOE of fair value of your undelivered elements exits. If this is correct, clarify why you believe your range of separate sales and concentration of separate sales is appropriately narrow and significantly concentrated to establish VSOE of fair value of your undelivered elements. In this respect, we note your policy does not comply with any of the non-authoritative interpretive guidance you referenced in your response. Please advise.

The Company advises the Staff that its observation is correct, that we considered the concentration of pricing of separate sales in determining whether VSOE of fair value of our undelivered elements exists. We considered the non-authoritative interpretive guidance cited in our previous response in establishing our accounting policies for undelivered elements, including what constitutes an acceptable concentration to determine that VSOE exists and whether VSOE should be established as a single-point estimate or an acceptable range.

As described in the Appendix to our May 31, 2006 letter, the four categories of separate renewal sales which required VSOE for the undelivered elements at time of product sale had concentrations of 77%, 78%, 84%, and 89% within a range that is 15% above and below the midpoint of that range. We believe our methodology both 1) meets the guidelines in the KPMG guidance of “approaching 80% of the sales transactions for that stratum” [emphasis added] and 2) significantly exceeds the commonly recognized mathematical significance of 67%, which is the concentration used in determining the distribution of observations within a population that fall within one standard deviation from its mean. We believe the guidance contained in the various firms’ publications indicate there is no “bright line” for concluding whether VSOE exists when there is variability in the prices of separate sales. For example, in a situation where 70% of separate sales transactions were priced at the exact same discount rate, and the remaining 30% were priced at various other discounts that were more than 15% lower than the 70% of the transactions priced at the identical discount, it would appear to us that VSOE of fair value using the 70% of separate sales at the same discount could still be established in that situation. We continue to believe that concentration levels of 75% or more within a range of 15% above and below the midpoint are sufficient to conclude that VSOE exists to determine the fair value of our undelivered elements.
3.	We note your response to prior comment number 10, which indicates that you have concluded the combined element of software PCS, premium hardware maintenance and storage review services are not subject to SOP 97-2, but rather subject to the general revenue recognition principles of SAB Topic 13. Clarify how you have evaluated the significance of the storage review services compared to the other elements in the unit of accounting when arriving at this conclusion. That is, we note your response to comment number 7 from your May 31, 2005 letter, which states the storage review services “represent the smallest category sold at the time of system sales. This service had a fair value time of sale for 2005 system sales of $17 million, which represents less than 1% of consolidated revenues of the Company and, in aggregate, 5% of the value of the total undelivered elements at the time of sale.” Therefore, please clarify why you believe it is appropriate to conclude that your least significant element in your combined unit of accounting should dictate the accounting literature you should apply to the unit of accounting.

The Company advises the Staff that storage review services represent approximately 20% of the fair value of the undelivered services when storage reviews are included in the bundled element purchased by our customers, which represents a significant component of those arrangements. The $17 million of revenues and the related percentages noted for our storage review services arise because, for fiscal 2005, the amount of combined software PCS, premium hardware maintenance and storage review service bundles represented approximately 30% of the total dollar amount of bundled arrangements purchased by our customers at the time of initial system sale. However, for those bundled arrangements which included storage review services, the estimated relative fair value of the storage review services represented approximately 20% of the total fair value of the undelivered elements within the bundle (i.e., software PCS, premium hardware maintenance, and storage review services) based on our list prices. (We discuss in more detail our basis for using list price to determine relative fair value in our response to comment 5 below.)

We believe (as discussed in more detail in our response to comment 4 below) that storage optimization reviews are not software or software-related, and therefore not subject to 97-2. Our August 31, 2006 response to comment 10 described the reasons we believe the software PCS, premium hardware maintenance and storage review bundle could not be separated under EITF 00-21 between its SOP 97-2 software and software-related elements and non-SOP 97-2 elements. We note that the storage review services represent an element of the combined unit of accounting that is not insignificant based on the estimated relative fair value of approximately 20% of the fair value of the undelivered bundled arrangement. We further note that the Miller Revenue Recognition guidance cited in our August 31, 2006 letter[1] indicates the inclusion of any non-SOP 97-2 elements would prohibit the application of SOP 97-2 to the combined unit of accounting. Accordingly, we believe that EITF 00-21 is the appropriate guidance to apply to determine the fair value of these bundled arrangements.

4.	Further clarify how you determined software is not essential to the functionality of these storage review services and hence, that the storage review services are not software-related pursuant to EITF 03-5. In this respect, we note from your response to prior comment number 10 that these services include monitoring and data collection activities. Please expand your description of these monitoring and data collection activities. Clarify whether these services could be performed or rendered to your customers without the customer’s acquisition of the software. In other words, tell us whether your customers purchase the storage review services without purchasing the software.

[1]	“As discussed earlier in this chapter, separation of a multiple-element arrangement that includes SOP 97-2 software and software related elements and non-SOP 97-2 elements should be based on the guidance in EITF 00-21. If the application of EITF 00-21 results in a conclusion that the elements should not be separated, then the general revenue recognition principles apply to the bundled arrangement (for an SEC registrant, this would be SAB Topic 13). In other words, SOP 97-2 should not be applied to determine when revenue should be recognized since the bundled group of elements does not fall within the scope of SOP 97-2.” (Miller Revenue Recognition Guide, pages 10.52-53)

The Company acknowledges that in all cases where storage review services are performed, the customer has purchased our proprietary operating system software. The issue, we believe, is not whether the systems on which we perform storage reviews have our operating software, but whether it is that operating software, or other software purchased by the customer, which enables the monitoring and data collection activities. The Company advises the Staff that we utilize a separate, NetApp-proprietary, software program to assist in performing the monitoring and data collection activities which are part of our storage review services. This software program is owned by the Company and is not available for sale to our customers. This software program includes elements which are installed on the customer’s hardware for the term of the service to gather performance data of the system and transmit it electronically, as well as elements installed on NetApp-owned hardware to receive, collect, and analyze that information. This software is the tool which enables us to most efficiently provide the storage review services we offer. A third-party provider of storage review services would need to develop their own data collection tools, either manual or electronic, to perform these services.

The software program we use to perform our data collection and monitoring efforts is not an element that is sold with any of our product revenue transactions nor is it essential to the functionality of the software that is an element to our product revenue transactions. Based on these facts, we have concluded that the storage review service is not a software-related element of our transactions and is appropriately accounted for outside the scope of SOP 97-2.

5.	We note your response to prior comment number 12, which states that you present revenue (and cost of revenue) from the bundled software subscription and premium hardware maintenance in separate financial statement captions. Where there is a lack of fair value among the arrangement elements, SOP 97-2 and EITF 00-21 prohibit separation of the total arrangement fee for recognition purposes. Please explain your methodology and basis for separation of elements in bundled arrangements within your income statement. Describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

The Company advises the Staff that, as noted in its previous responses, it does not have information regarding separate sales of premium hardware maintenance or of storage review services, and has determined the fair value of these services when sold as a bundle for determining the fair value of these undelivered services for revenue recognition purposes. Accordingly, the total fair value of these undelivered services is deferred and recognized over the related service period.

For income statement presentation purposes, we have concluded that all of these undelivered items represent revenues from providing services, which require separate disclosure under Regulation S-X 5-03(b)1, as discussed in more detail in our response to comment 6 below. We have chosen to separate the amount of revenue that is deferred and recognized over the service period relating to software PCS arrangements separately from the other amounts of revenue that is recognized and included within other service revenues. This presentation does not affect the timing of revenue recognition for these undelivered elements (the total deferral is recognized over the same service period for each of these elements), and therefore does not violate the guidance of either SOP 97-2 or EITF 00-21.

In determining the amount to be separately presented for software PCS from the amounts included in other service revenues, we considered two methods:
•	The residual method. As noted in our previous responses, we have VSOE for software PCS when it is sold separately. Under the residual method, we would calculate the amount of revenue to be deferred and amortized for all software PCS included in initial product sales, whether sold as the only undelivered element or when included within a combined unit of accounting, based on the VSOE fair value rate for software PCS-only renewals; this amount would be deducted from the fair value of the combined unit of accounting (calculated, as described in our previous responses, based on the weighted average discount for each of the various bundled arrangements when sold separately), and the remaining amount would be considered the fair value of the premium hardware maintenance and storage review services and classified as other service revenues.

•	The relative fair value method. As noted in our previous responses, all of our services have stated list prices, which is the basis on which the pricing of these services is negotiated with our customers. Under the relative fair value method, we would use these stated list prices as the basis to determine the fair value of the various elements sold at the time of initial product sale. For those sales that included undelivered elements of software PCS, premium hardware maintenance and storage review services, the overall weighted average discount used to determine the total fair value of these combined units of accounting would be applied against the list price of each of the elements in the combined unit to determine their fair value.
We also noted the guidance in paragraph 10-2 in E&Y’s booklet “Revenue Arrangements with Multiple Deliverables — EITF Issue No. 00-21” which states in part:
Regulation S-X, Rule 5-03(b), requires that public registrants separately present revenues from the sale of products and revenues from providing services in the income statement. When products and services included in an arrangement are not separable and are accounted for as a combined unit of accounting, we believe that the revenue, once recognized, should be allocated between the sales of products and services using the fair values of the products and services...Revenue may be allocated using either the relative fair value method or residual value method as described in paragraph 12 of Issue 00-21, even though the deliverables did not qualify for separation pursuant to paragraph 9.

For purposes of this allocation, we believe that a registrant can use its best estimate of the fair values of the respective product and service. That is, for the purposes of this allocation, we do not believe that an entity is limited to the use of vendor-specific objective evidence or third-party evidence of fair value as it is when allocation arrangement consideration among deliverables within the scope of Issue 00-21...
While this guidance addresses separation between product and service revenues, we believe this guidance is also applicable for separating amounts within the service category. We have chosen to use the relative fair value method to allocate revenues between software PCS and other services. In future filings, we will disclose that we are using this method to allocate revenues from our bundled arrangements between software PCS and other services for income statement presentation.
6.	Absent a compelling basis under GAAP and Rule 5-03(b)(1) of regulation S-X that supports allocating the arrangement fee in the income statement, it appears that you should present separate revenue, and related cost of revenue line items for your bundled arrangements that are not separable for accounting recognition. You should also include a footnote description to inform investors of the nature of the additional line item.

The Company advises the staff that it considered the guidance of Rule 5-03(b)1 of Regulation S-X in preparing its consolidated income statements. As noted in our prior responses, our product sales contain software and are covered by SOP 97-2; accordingly, we have not allocated amounts between hardware and software in the income statement. Rule 5-03(b)1(d) requires separate presentation of revenues from services, however it does not prohibit separate disclosure of various components of service revenue. We have chosen to separately disclose the revenues from our software PCS services. We believe this is meaningful information for investors, since the gross margins from of software PCS services (99.1% for fiscal 2005) are significantly different than the gross margins from our other services (19.4% for fiscal 2005).

The Company does not believe it appropriate to disclose the amount of service revenues from our bundled arrangements separately from other service revenues. As noted above, we do not believe it is required by Regulation S-X because all of the elements within the bundled arrangement meet the definition of a service. In addition, we believe the presentation of revenues from bundled arrangements as a separate line item would be confusing to users of our financial statements. Such an approach would result in three separate service lines presented on the face of the income statement:
•	Software PCS revenues from arrangements where software PCS was the only undelivered element.

•	Revenues from bundled service arrangements which included software PCS as well as premium hardware maintenance or both premium hardware maintenance and storage review services.

•	Other service revenues, which would include revenues derived from sales of renewal hardware maintenance contracts and the performance of other maintenance services beyond the original warranty period, as well as the various other services performed by the Company.
Not only would the distinction between these three line items be confusing, this presentation would require significant allocation of the costs associated with these three line items. Currently, our departmental structure separates the cost of software PCS from the cost of providing our other support services. The basis for allocating costs from each of these two categories to the cost of the bundled arrangements would be arbitrary and not provide meaningful insight for management or investors into our operations.

Accordingly, we believe the most useful presentation is the one currently reported by the Company, with software PCS separately disclosed from other service revenues.
We also confirm and acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, (2) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at 408-822-7000. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at 408-822-4412. Thank you for your assistance.

Sincerely,
/s/ STEVEN J. GOMO
Steven J. Gomo
Chief Financial Officer Network Appliance, Inc